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                            September 13, 2023

       Lei Chen
       Co-Chief Executive Officer
       PDD Holdings Inc.
       First Floor, 25 St Stephen   s Green
       Dublin 2, D02 XF99
       Ireland

                                                        Re: PDD Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 26,
2023
                                                            File No. 001-38591

       Dear Lei Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       Results of Operations, page 89

   1. In your letters dated August 19, 2022, October 12, 2022 and December 8, 2022 in
                                                        response to our prior
comments on your 20-F for the fiscal year ended December 31, 2021
                                                        (comments 13, 3 and 2,
respectively), you noted the number of active buyers and annual spending per active
buyer was disclosed to help investors understand the magnitude of the period-to-period
changes in your results of operations, particularly revenue. You also undertook to disclose
more clearly the relationship between providing more value-added services to merchants
and the increase in average transaction services as a percentage of
                                                        GMV. We note your
current filing does not disclose GMV, the number of active buyers or annual spending per
active buyer. Accordingly, please expand your disclosure
                                                        regarding the results
of your operations, and particularly revenue, consistent with your
 Lei Chen
FirstName LastNameLei  Chen
PDD Holdings  Inc.
Comapany 13,
September NamePDD
              2023 Holdings Inc.
September
Page 2    13, 2023 Page 2
FirstName LastName
         prior response letters or in another fashion so as to provide further analysis of the changes in your results of operations between periods consistent with Item 5 of Form 20-F. To the extent you cite multiple factors impacting the changes between periods, please quantify and disclose those factors. If those factors are not quantifiable, please tell us how you determined they are drivers of the changes between periods and your basis for citing them.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 127

2. We note your statement that you reviewed your register of members and the public
         EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).
3.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for    PDD Holdings Inc. or the VIE.    We also note that your list of
principal subsidiaries
         and consolidated variable interest entity in Exhibit 8.1 indicates that you have subsidiaries in the PRC, Hong Kong and countries outside China that are not included in your VIE.
         Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lei Chen
PDD Holdings Inc.
September 13, 2023
Page 3

        You may contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at
(202) 551-3737
if you have any questions about comments related to your status as a Commission-Identified
Issuer during your most recently completed fiscal year. Please contact James Giugliano at (202)
551-3319 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on financial statement related matters or any other questions.



FirstName LastNameLei Chen                                 Sincerely,
Comapany NamePDD Holdings Inc.
                                                           Division of
Corporation Finance
September 13, 2023 Page 3                                  Office of Trade &
Services
FirstName LastName